Exhibit 99.2

1114 Avenue of the Americas, 23rd Floor
New York, New York 10036.7703 USA
P. 212.880.6000 | F. 212.682.0200
www.torys.com

July 19, 2019

Franco-Nevada Corporation

199 Bay Street, Suite 2000
P.O. Box 285,
Commerce Court Postal Station
Toronto, Ontario, Canada M5L 1G9

Ladies and Gentlemen:

RE: REGISTRATION STATEMENT ON FORM F-10 AND PROSPECTUS SUPPLEMENT

We refer to Franco-Nevada Corporation’s (i) Registration Statement on Form F-10 (File No. 333-225268), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2018 and as thereafter amended on June 15, 2018, and (ii) Prospectus Supplement to the Short Form Base Shelf Prospectus dated June 15, 2018, filed with the Commission on July 19, 2019 (the “Prospectus Supplement”).

We hereby consent to the use of our firm name under the headings “Certain Canadian Federal Income Tax Considerations,” “Legal Matters” and “Interests of Experts” in the Prospectus Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

/s/ Torys LLP